Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAN SANG INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 938)

CHANGE OF AUDITORS

The Board of the Company hereby announces that Grant Thornton resigned as auditors of the Company with effect from 15 September 2009. The Board shall seek approval of the Shareholders at the SGM to appoint E&Y as new auditors of the Company to fill the casual vacancy following the resignation of Grant Thornton and to hold office until the conclusion of the next annual general meeting of the Company. A circular containing a notice of the SGM together with further details of the Change of Auditors will be despatched to the Shareholders as soon as practicable.

The board of directors (the “Board”) of Man Sang International Limited (the “Company”) hereby announces that Grant Thornton resigned as auditors of the Company with effect from 15 September 2009. The Board received several proposals from independent accounting firms in respect of the audit for the financial year ending 31 March 2010. After evaluating the proposals, the Board proposes to appoint Ernst & Young (“E&Y”) as auditors of the Company. The Board shall seek approval of shareholders of the Company (the “Shareholders”) at a special general meeting (the “SGM”) to appoint E&Y as new auditors of the Company to fill the casual vacancy following the resignation of Grant Thornton and to hold office until the conclusion of the next annual general meeting of the Company (the “Change of Auditors”).

Grant Thornton have confirmed in their letter of resignation that there are no circumstances connected with their resignation which they considered should be brought to the notice of the Shareholders or creditors of the Company. Both of the Board and the audit committee of the Company are not aware of any matters in connection with the resignation of Grant Thornton that should be brought to the attention of the Shareholders. Grant Thornton have not commenced any audit work of the Company for the financial year ending 31 March 2010.

The Board would like to thank Grant Thornton for their professional services over the past and look forward to working with E&Y.

A circular containing a notice of the SGM together with further details of the Change of Auditors will be despatched to the Shareholders as soon as practicable.

By order of the Board
Man Sang International Limited
Pak Wai Keung, Martin
Company Secretary

Hong Kong, 16 September 2009

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Cheng Chung Hing (Chairman), Mr. Cheng Tai Po (Deputy Chairman), Mr. Lee Kang Bor, Thomas (Chief Executive Officer) and Ms. Yan Sau Man, Amy and three independent non-executive directors, namely Mr. Fung Yat Sang, Mr. Kiu Wai Ming and Mr. Lau Chi Wah, Alex.